Exhibit 99.2

Erayak Power Solution Group Inc. Announces Closing of $7 Million Registered Direct Offering

Wenzhou, China, August 1, 2025 (GLOBE NEWSWIRE) -- Erayak Power Solution Group Inc. (NASDAQ: RAYA) (“Erayak” or the “Company”), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, today announced the closing of its previously announced registered direct offering with certain institutional investors for the sale and purchase of an aggregate of 107,692,307 of the Company’s  Class A ordinary shares, par value $0.0001 per share (the “Shares”) (or Class A ordinary share equivalents in lieu thereof) in a registered direct offering at a purchase price of $0.065 per share. The purchase price for the pre-funded warrants was $0.065 to the purchase price for Shares, less the exercise price of $0.0001 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $7 million, before deducting the placement agent’s fees and other estimated offering expenses.

Craft Capital Management LLC acted as the sole placement agent for the offering. Ortoli Rosenstadt LLP acted as counsel to the Company and Sichenzia Ross Ference Carmel LLP acted as counsel to Craft Capital Management LLC.

The offering of the securities described above were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-278347) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on May 16, 2024, and the accompanying prospectus contained therein.

The offering was made only by means of a prospectus supplement and accompanying prospectus. The prospectus supplement describing the terms of the public offering was filed with the SEC. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained on the SEC’s website at http://www.sec.gov or by contacting Craft Capital Management, 377 Oak St., Lower Concourse, Garden City, NY 11530, Attention: Syndicate Dept.; email: info@craftcm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties described more fully in the Company’s filings with the SEC. Forward-looking statements are made as of this date, and the Company undertakes no duty to update them, except as required by law.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.  We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

Email: investor@erayakpower.com